Capital Research Brokerage Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital

Members' equity	$ 21,274		
Total stockholder's equity		$	21,274
Less: Non-allowable assets			
Prepaid expense	(1,575)		
Total non-allowable assets			(1,575)
Net Capital			19,699

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ -		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	14,699
Ratio of aggregate indebtedness to net capital		0.00	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.